February 5, 2025

VIA EDGAR CORRESPONDENCE

Valerie Lithotomos, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549

Re:	Sprott Funds Trust (the "Trust" or the "Registrant") File Nos. 811-23382, 333-227545

Dear Ms. Lithotomos:

On November 22, 2024, Sprott Funds Trust (the "Trust" or the "Registrant"), on behalf of its series, Sprott Active Gold & Silver Miners ETF (the "Fund"), filed post-effective amendment number 47 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Funds. On January 8, 2025 you provided comments to the Amendment by phone to Megan Clement. On January 27, 2025 you provided follow-up comments via email also to Ms. Clement. As requested, this letter is being transmitted to you via EDGAR correspondence.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus is attached to aid in your review.

Fees and Expenses

Comment 1. Please provide the information for the fee table and example in advance of the effective date to permit review by the staff of the Securities and Exchange Commission (the “Staff”).

Response. The Registrant confirms that it will submit the information in advance of the effective date for review by the Staff.

Comment 2. Please confirm supplementally that acquired fund fees and expenses (“AFFE”) will not exceed 0.01% of the average net assets of the Fund, otherwise include AFFE as an additional subcaption in the fee table.

Response. The Registrant confirms that it does not expect that AFFE for the Fund will exceed 0.01% of the Fund’s average net assets.

Comment 3. Please confirm supplementally that there currently is no expense reimbursement/recoupment arrangement in place for the Fund.

Response. The Registrant confirms that there currently is no expense reimbursement/recoupment arrangement in place for the Fund.

Comment 4. Please complete all missing information prior to effectiveness.

Response. The Registrant confirms than all missing information will be completed prior to effectiveness.

Principal Investment Strategy

Comment 5. With respect to the Fund’s 80% policy, please explain why companies that “earn at least 50% or its revenue or has at least 50% of its assets engaged in… royalty and streaming companies engaged in the financing of gold and silver” should be considered to be “mining companies”.

Response. The Registrant notes that leading industry classification standards consider streaming and royalty companies as mining companies. For example, the Industry Classification Benchmark (ICB), Global Industry Classification Standard (GICS), and Bloomberg Industry Classification Standard (BICS) each include streaming and royalty companies under their respective mining classifications.

Follow-Up Comment 5. Please confirm that streaming and royalty companies engaged in financing as mining companies is true for gold AND silver for at least one of the standards.  (In the Global Industry Classification Standard (GICS), we note that it references gold only for South African finance houses.)

Follow-Up Response. The Registrant notes that the industry classifications are not so granular as to distinguish type of metal among streaming and royalty companies that are classified as mining companies.  The Registrant confirms that each streaming and royalty company in which the Fund will invest is classified as Metals & Mining under the GICS industry classification.

Comment 6. With respect to “assets engaged in exploring, developing or mining gold or silver” please disclose what “engaged” means.

Response. The Registrant has revised that sentence as follows:

A company is a gold or silver focused company if it earns at least 50% of its revenue from or has at least 50% of its assets ~~engaged in~~ dedicated to exploring, developing or mining gold or silver and royalties and streaming companies engaged in the financing of gold or silver.

Comment 7. With respect to the statement that “[t]he Fund may invest in companies focused on other precious metals”, please explain supplementally how investments in “other precious metals” reconcile with the terms “gold” and “silver” as used int the Fund’s name.

Response. The Fund’s investments in other precious metals will not exceed 20% of the Fund’s portfolio. The Registrant has revised that statement as follows:

The Fund may invest in companies focused on other precious metals, although no more than 20% of its net assets will be invested in such companies.

Comment 8. With respect to the phrase “… assists the portfolio managers to find companies which have good businesses…” please revise to be more specific.

Response. The Registrant has revised the language to state: “The fundamental research-based, value orientation of Sprott Asset Management USA, Inc., the adviser to the Fund (the “Adviser”), assists the portfolio managers find companies ~~which have good businesses~~ with intrinsic value.”

Comment 9. Please clarify “management capability” and “strong management” as used in the fourth paragraph.

Response. The Registrant has revised those sentences as follows:

“Selection criteria include asset quality, geopolitical risk, balance sheet analysis, capital commitments, current and prospective cash flow generation, return on capital, and most importantly, management ~~capability~~ structure.”

“In general, the portfolio managers seek companies that are characterized by strong management structure, business franchise, competitive position and financial structure, a clear strategy, free cash flow, large insider ownership, and shareholder-oriented policies, among other things.”

Principal Risks

Comment 10. Emerging Markets Securities Risk is listed as a principal risk of investing in the Fund. If such investments are part of the Fund’s principal investment strategy, please describe what the Fund considers to be “emerging markets” in the investment strategy. If not, please describe the same supplementally.

Response. To reconcile Comments 10 through 13, the Registrant has added the following paragraph to the Fund’s investment strategy:

The Fund may invest in foreign companies, including companies in emerging markets (i.e., those that generally are in the early stages of their industrial cycles). The Fund may invest a significant portion of its assets in securities of companies in a single country or region, such as Australia, Brazil, Canada, Mexico, New Zealand, South Africa and the United Kingdom. The Fund may invest in companies of any size or market capitalization range.

Comment 11. Foreign Investment Risk is listed as a principal risk of investing in the Fund, please address investing in foreign securities in the Fund’s investment strategy.

Response. Please see response to Comment 10 above.

Comment 12. Geographic Investment Risk includes a list of specific countries, please address the same in the Fund’s investment strategy.

Response. Please see response to Comment 10 above.

Comment 13. The principal risks include Large-Capitalization, Micro-Capitalization, and Small and Mid-Capitalization Company Risk. Please disclose in the Fund’s investment strategy that it may invest in companies of any capitalization.

Response. Please see response to Comment 10 above.

Management

Comment 14. John Hathaway is described as serving as a portfolio manager since inception, while other portfolio managers are described as serving since a specific date. Please confirm and conform these disclosures for consistency.

Response. The Registrant has made the requested change.

Statutory Prospectus

Comment 15. Please add the Item 9(b) disclosures about the Fund’s principal investment strategy.

Response. The Registrant has made the requested change.

Statement of Additional Information

Comment 16. Investment restriction #7 indicates that the Fund will not concentrate its investments, however the investment strategy indicates that the Fund will concentrate in the mining industry. Please revise the investment restriction to reflect such concentration.

Response. The Registrant has made the requested change.

Comment 17. With respect to the Fund’s non-fundamental 80% policy, as with Comment 5 above, please explain supplementally why royalty and streaming companies should be considered mining companies for purposes of the policy.

Response. Please see response to Comment 5 above.

If you have any questions about the responses set forth above, please contact the undersigned at 202.973.2727 or bibb.strench@thompsonhine.com.

Best regards,

/s/ Bibb L. Strench
Bibb L. Strench

cc:

Thomas W. Ulrich

Sprott Asset Management USA, Inc.